TOYOTA MOTOR

CORPORATION

Unaudited Consolidated Financial Statements

For the periods ended

September 30, 2016

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2016 and September 30, 2016

	Yen in millions
	March 31, 2016	September 30, 2016
Assets
Current assets:
Cash and cash equivalents	2,939,428	2,767,004
Time deposits	1,032,034	987,985
Marketable securities	1,511,389	1,503,005
Trade accounts and notes receivable, less allowance for doubtful accounts	2,000,149	1,805,932
Finance receivables, net	5,912,684	5,349,933
Other receivables	451,406	425,195
Inventories	2,061,511	2,058,076
Deferred income taxes	967,607	—
Prepaid expenses and other current assets	1,333,345	756,009

Total current assets	18,209,553	15,653,139

Noncurrent finance receivables, net	8,642,947	7,944,409
Investments and other assets:
Marketable securities and other securities investments	7,439,799	7,355,033
Affiliated companies	2,631,612	2,587,773
Employees receivables	32,998	29,075
Other	730,271	917,845

Total investments and other assets	10,834,680	10,889,726

Property, plant and equipment:
Land	1,352,904	1,347,459
Buildings	4,311,895	4,253,545
Machinery and equipment	10,945,267	10,524,881
Vehicles and equipment on operating leases	5,652,622	5,282,596
Construction in progress	513,953	502,263

Total property, plant and equipment, at cost	22,776,641	21,910,744

Less – Accumulated depreciation	(13,036,224)	(12,621,913)

Total property, plant and equipment, net	9,740,417	9,288,831

Total assets	47,427,597	43,776,105

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Balance Sheets

At March 31, 2016 and September 30, 2016

	Yen in millions
	March 31, 2016	September 30, 2016
Liabilities
Current liabilities:
Short-term borrowings	4,698,134	4,600,148
Current portion of long-term debt	3,822,954	3,554,849
Accounts payable	2,389,515	2,225,891
Other payables	1,040,277	824,848
Accrued expenses	2,726,120	2,556,974
Income taxes payable	343,325	226,339
Other current liabilities	1,104,131	1,029,213

Total current liabilities	16,124,456	15,018,262

Long-term liabilities:
Long-term debt	9,772,065	8,706,063
Accrued pension and severance costs	904,911	917,057
Deferred income taxes	2,046,089	1,230,450
Other long-term liabilities	491,890	462,009

Total long-term liabilities	13,214,955	11,315,579

Total liabilities	29,339,411	26,333,841

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2016 and September 30, 2016 issued: 47,100,000 shares at March 31, 2016 and September 30, 2016	479,779	483,452

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2016 and September 30, 2016 issued: 3,337,997,492 shares at March 31, 2016 and September 30, 2016	397,050	397,050
Additional paid-in capital	548,161	514,587
Retained earnings	16,794,240	17,401,371
Accumulated other comprehensive income (loss)	610,768	(103,018)
Treasury stock, at cost, 300,321,622 shares at March 31, 2016 and 334,684,022 shares at September 30, 2016	(1,603,284)	(1,818,082)

Total Toyota Motor Corporation shareholders’ equity	16,746,935	16,391,908

Noncontrolling interests	861,472	566,904

Total shareholders’ equity	17,608,407	16,958,812

Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	47,427,597	43,776,105

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2016

Consolidated Statements of Income

	Yen in millions
	For the first half ended September 30, 2015	For the first half ended September 30, 2016
Net revenues:
Sales of products	13,162,616	12,216,706
Financing operations	928,872	853,827

Total net revenues	14,091,488	13,070,533

Costs and expenses:
Cost of products sold	10,518,787	10,056,838
Cost of financing operations	588,751	533,813
Selling, general and administrative	1,400,545	1,363,017

Total costs and expenses	12,508,083	11,953,668

Operating income	1,583,405	1,116,865

Other income (expense):
Interest and dividend income	83,036	79,754
Interest expense	(19,658)	(11,113)
Foreign exchange gain (loss), net	36,590	(27,907)
Other income (loss), net	(8,222)	18,935

Total other income (expense)	91,746	59,669

Income before income taxes and equity in earnings of affiliated companies	1,675,151	1,176,534

Provision for income taxes	516,368	354,924
Equity in earnings of affiliated companies	161,662	168,395

Net income	1,320,445	990,005

Less – Net income attributable to noncontrolling interests	(62,333)	(43,832)

Net income attributable to Toyota Motor Corporation	1,258,112	946,173

Note:

Net income attributable to common shareholders for the first half ended September 30, 2016 and 2015 is 941,275 million yen and 1,255,652 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 4,898 million yen and 2,460 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	399.39	311.08

Diluted	397.75	307.84

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the first half ended September 30, 2016

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2015	For the first half ended September 30, 2016
Net income	1,320,445	990,005
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(142,295)	(554,883)
Unrealized gains (losses) on securities	(252,582)	(191,427)
Pension liability adjustments	(535)	(714)

Total other comprehensive income (loss)	(395,412)	(747,024)

Comprehensive income	925,033	242,981

Less – Comprehensive income attributable to noncontrolling interests	(31,596)	(8,368)

Comprehensive income attributable to Toyota Motor Corporation	893,437	234,613

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2016

Consolidated Statements of Income

	Yen in millions
	For the second quarter ended September 30, 2015	For the second quarter ended September 30, 2016
Net revenues:
Sales of products	6,634,883	6,057,702
Financing operations	468,957	423,718

Total net revenues	7,103,840	6,481,420

Costs and expenses:
Cost of products sold	5,269,997	5,043,030
Cost of financing operations	280,376	268,395
Selling, general and administrative	726,063	695,360

Total costs and expenses	6,276,436	6,006,785

Operating income	827,404	474,635

Other income (expense):
Interest and dividend income	29,710	22,993
Interest expense	(15,262)	(6,190)
Foreign exchange gain, net	2,402	1,398
Other income (loss), net	(14,362)	6,642

Total other income (expense)	2,488	24,843

Income before income taxes and equity in earnings of affiliated companies	829,892	499,478

Provision for income taxes	248,411	167,099
Equity in earnings of affiliated companies	60,760	78,395

Net income	642,241	410,774

Less – Net income attributable to noncontrolling interests	(30,523)	(17,066)

Net income attributable to Toyota Motor Corporation	611,718	393,708

Note:

Net income attributable to common shareholders for the second quarter ended September 30, 2016 and 2015 is 391,259 million yen and 609,258 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 2,449 million yen and 2,460 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	Yen
Net income attributable to Toyota Motor Corporation per common share
Basic	193.97	129.77

Diluted	192.51	128.54

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Consolidated Statements of Income and

Unaudited Consolidated Statements of Comprehensive Income

For the second quarter ended September 30, 2016

Consolidated Statements of Comprehensive Income

	Yen in millions
	For the second quarter ended September 30, 2015	For the second quarter ended September 30, 2016
Net income	642,241	410,774
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(227,562)	(104,983)
Unrealized gains (losses) on securities	(330,242)	73,775
Pension liability adjustments	(2,376)	2,894

Total other comprehensive income (loss)	(560,180)	(28,314)

Comprehensive income	82,061	382,460

Less – Comprehensive income attributable to noncontrolling interests	3,045	(12,635)

Comprehensive income attributable to Toyota Motor Corporation	85,106	369,825

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Unaudited Condensed Consolidated Statements of Cash Flows

For the first half ended September 30, 2016

	Yen in millions
	For the first half ended September 30, 2015	For the first half ended September 30, 2016
Cash flows from operating activities:
Net income	1,320,445	990,005
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	784,705	767,044
Provision for doubtful accounts and credit losses	43,737	37,763
Pension and severance costs, less payments	7,293	21,956
Losses on disposal of fixed assets	18,077	12,202
Unrealized losses on available-for-sale securities, net	6,197	5,990
Deferred income taxes	53,219	18,740
Equity in earnings of affiliated companies	(161,662)	(168,395)
Changes in operating assets and liabilities, and other	(114,488)	(110,929)

Net cash provided by operating activities	1,957,523	1,574,376

Cash flows from investing activities:
Additions to finance receivables	(7,018,921)	(6,471,350)
Collection of and proceeds from sales of finance receivables	6,725,564	6,248,137
Additions to fixed assets excluding equipment leased to others	(631,430)	(592,974)
Additions to equipment leased to others	(1,422,814)	(1,198,120)
Proceeds from sales of fixed assets excluding equipment leased to others	14,846	15,866
Proceeds from sales of equipment leased to others	537,111	620,871
Purchases of marketable securities and security investments	(915,383)	(1,220,327)
Proceeds from sales of and maturity of marketable securities and security investments	1,580,087	864,289
Changes in investments and other assets, and other	(1,025,228)	698,684

Net cash used in investing activities	(2,156,168)	(1,034,924)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,806,288	2,080,740
Payments of long-term debt	(2,150,070)	(2,112,216)
Increase in short-term borrowings	230,267	353,872
Proceeds from issuance of class shares	474,917	—
Dividends paid to Toyota Motor Corporation class shareholders	—	(1,224)
Dividends paid to Toyota Motor Corporation common shareholders	(393,352)	(334,144)
Dividends paid to noncontrolling interests	(59,027)	(47,934)
Reissuance (repurchase) of treasury stock, and other	(245,819)	(505,603)

Net cash provided by (used in) financing activities	663,204	(566,509)

Effect of exchange rate changes on cash and cash equivalents	(58,265)	(145,367)

Net increase (decrease) in cash and cash equivalents	406,294	(172,424)

Cash and cash equivalents at beginning of period	2,284,557	2,939,428

Cash and cash equivalents at end of period	2,690,851	2,767,004

The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

1.	Basis of preparation:

The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the “parent company”) as of and for the periods ended September 30, 2016, have been prepared in accordance with U.S. generally accepted accounting principles (“U.S.GAAP”) and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2016. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated results for the six-month and the three-month periods are not necessarily indicative of results to be expected for the full year.

2.	Accounting changes and recent pronouncements to be adopted in future periods:

Accounting changes -

In February 2015, the Financial Accounting Standards Board (“FASB”) issued updated guidance that amends the analysis a reporting entity must perform to determine whether it should consolidate certain legal entities. The parent company and its consolidated subsidiaries (“Toyota”) adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance that requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued an additional update which clarifies that debt issuance costs for line of credit agreements may continue to be deferred and amortized. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In April 2015, the FASB issued updated guidance to help entities evaluate the accounting for fees paid by a customer in a cloud computing arrangement. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

In May 2015, the FASB issued updated guidance on disclosures for investments in certain entities that calculate net asset value per share. This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Toyota adopted this guidance on April 1, 2016. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements. For a further discussion of additional disclosures by adoption of this guidance, see note 8 to the consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In November 2015, the FASB issued updated guidance to simplify the balance sheet classification of deferred taxes. This guidance will require that deferred tax assets and liabilities be classified as noncurrent on the balance sheet. Toyota early adopted this guidance on April 1, 2016. Toyota adopted this guidance on a prospective basis from April 1, 2016 and prior periods were not retrospectively adjusted.

Recent pronouncements to be adopted in future periods -

In May 2014, the FASB issued updated guidance on the recognition of revenue from contracts with customers. This guidance will supersede the current revenue recognition guidance. In August 2015, the FASB issued updated guidance on the deferral of the effective date. As a result, this guidance is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. This guidance may be applied retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this guidance recognized at the date of initial application. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In July 2015, the FASB issued updated guidance to simplify the measurement of inventory. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In January 2016, the FASB issued updated guidance for financial instruments. This guidance addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments and will require entities to measure equity investments at fair value and recognize any changes in fair value in net income. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In February 2016, the FASB issued updated guidance for leases. This guidance will require lessees to recognize almost all leases on their balance sheet as a right-of-use asset and a lease liability. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

In March 2016, the FASB issued updated guidance for effect of derivative contract novations on existing hedge accounting relationships. This guidance clarifies that a change in the counterparty to a designated derivative hedging instrument does not, in and of itself, require designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In March 2016, the FASB issued updated guidance for contingent put and call options in debt instruments. This guidance clarifies whether embedded contingent put and call options are clearly and closely related to the debt host when bifurcating embedded derivatives. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In June 2016, the FASB issued updated guidance for measurement of credit losses on financial instruments. This guidance introduces an approach to estimate credit losses on certain types of financial instruments based on expected losses. It also modifies the impairment model for available-for-sale debt securities. This guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In August 2016, the FASB issued updated guidance for classification of statement of cash flows. This guidance clarifies classification of certain cash receipts and cash payments of statement of cash flows. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management is evaluating the impact of adopting this guidance on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance that would require entities to recognize the income tax consequences of intercompany asset transfers. This guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

In October 2016, the FASB issued updated guidance for consolidation. Under this guidance, a reporting entity would evaluate its indirect economic interest in a variable interest entity held through a related party under common control on a proportionate basis. This guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Management does not expect this guidance to have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

3.	Accounting procedures specific to quarterly consolidated financial statements:

Provision for income taxes -

The provision for income taxes is computed by multiplying income before income taxes and equity in earnings of affiliated companies for the first half by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items, including changes in valuation allowances, that are expected to affect estimated annual effective tax rates.

4.	Derivative financial instruments:

Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

Fair value hedges -

Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

For the first half and the second quarter ended September 30, 2015 and 2016, the ineffective portion of Toyota’s fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative’s gain or loss are included in the assessment of hedge effectiveness.

Undesignated derivative financial instruments -

Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for some of which Toyota is unable to or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Fair value and gains or losses on derivative financial instruments -

The following table summarizes the fair values of derivative financial instruments as of March 31, 2016 and September 30, 2016:

	Yen in millions
	March 31, 2016	September 30, 2016
Derivative assets
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	—	—
Investments and other assets - Other	4,371	7,724

Total	4,371	7,724

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Prepaid expenses and other current assets	96,996	60,428
Investments and other assets - Other	230,726	194,645

Total	327,722	255,073

Foreign exchange forward and option contracts
Prepaid expenses and other current assets	34,290	30,476
Investments and other assets - Other	428	279

Total	34,718	30,755

Total derivative assets	366,811	293,552
Counterparty netting	(116,174)	(87,187)
Collateral received	(65,810)	(64,095)

Carrying value of derivative assets	184,827	142,270

Derivative liabilities
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Other current liabilities	—	—
Other long-term liabilities	—	—

Total	—	—

Undesignated derivative financial instruments
Interest rate and currency swap agreements
Other current liabilities	(42,404)	(64,687)
Other long-term liabilities	(180,716)	(122,200)

Total	(223,120)	(186,887)

Foreign exchange forward and option contracts
Other current liabilities	(21,167)	(7,646)
Other long-term liabilities	—	(44)

Total	(21,167)	(7,690)

Total derivative liabilities	(244,287)	(194,577)
Counterparty netting	116,174	87,187
Collateral posted	94,953	82,050

Carrying value of derivative liabilities	(33,160)	(25,340)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

The following table summarizes the notional amounts of derivative financial instruments as of March 31, 2016 and September 30, 2016:

	Yen in millions
	March 31, 2016		September 30, 2016
	Designated derivative financial instruments	Undesignated derivative financial instruments	Designated derivative financial instruments	Undesignated derivative financial instruments
Interest rate and currency swap agreements	41,016	18,312,359	36,808	17,084,406
Foreign exchange forward and option contracts	—	2,742,102	—	2,355,589

Total	41,016	21,054,461	36,808	19,439,995

The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statements of income for the first half and the second quarter ended September 30, 2015 and 2016:

	Yen in millions
	For the first half ended September 30, 2015		For the first half ended September 30, 2016
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(2,137)	2,122	3,904	(3,904)
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	110,932		17,776
Foreign exchange gain (loss), net	13,646		(3,711)
Foreign exchange forward and option contracts
Cost of financing operations	6,930		3,665
Foreign exchange gain (loss), net	33,493		124,289

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	For the second quarter ended September 30, 2015		For the second quarter ended September 30, 2016
	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items	Gains or (losses) on derivative financial instruments	Gains or (losses) on hedged items
Derivative financial instruments designated as hedging instruments
Interest rate and currency swap agreements
Cost of financing operations	(304)	314	298	(289)
Undesignated derivative financial instruments
Interest rate and currency swap agreements
Cost of financing operations	115,862		18,604
Foreign exchange gain (loss), net	10,411		(3,463)
Foreign exchange forward and option contracts
Cost of financing operations	11,869		(3,092)
Foreign exchange gain (loss), net	36,987		27,854

Undesignated derivative financial instruments are used to manage economic risks of fluctuations in foreign currency exchange rates and interest rates of certain receivables and payables. Those economic risks are offset by changes in the fair value of undesignated derivative financial instruments.

Cash flows from transactions of derivative financial instruments are included in cash flows from operating activities in the consolidated statements of cash flows.

Credit risk related contingent features -

Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position after being offset by cash collateral as of September 30, 2016 is ¥2,473 million. The aggregate fair value amount of assets that are already posted as cash collateral as of September 30, 2016 is ¥70,380 million. If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is ¥2,473 million as of September 30, 2016.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

5.	Contingencies:

Guarantees -

Toyota enters into contracts with Toyota dealers to guarantee customers’ payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of September 30, 2016 is ¥2,405,803 million. Liabilities for guarantees totaling ¥5,762 million have been provided as of September 30, 2016. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

Legal proceedings -

From time-to-time, Toyota issues vehicle recalls and takes other safety measures including safety campaigns relating to its vehicles. Since 2009, Toyota issued safety campaigns related to the risk of floor mat entrapment of accelerator pedals and vehicle recalls related to slow-to-return or sticky accelerator pedals. In March 2014, Toyota entered into a Deferred Prosecution Agreement (“DPA”) to resolve an investigation by the U.S. Attorney for the Southern District of New York (“SDNY”) related to unintended acceleration in certain of its vehicles. The DPA provides for an independent monitor to review and assess policies and procedures relating to Toyota’s safety communications process, its process for sharing vehicle accident information internally and its process for preparing and sharing certain technical reports.

In 2010, there was a recall related to the software program that controls the antilock braking system in certain models, including the Prius, which led to putative class action lawsuits on behalf of owners of recalled vehicles and owners of vehicles which were not recalled. The United States District Court for the Central District of California denied the plaintiffs’ motions for class certification and granted summary judgment in Toyota’s favor denying the plaintiffs’ claims related to both the recalled vehicles and the non-recalled vehicles. The District Court’s rulings have been affirmed by the Ninth Circuit Court of Appeals.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Personal injury and wrongful death claims involving allegations of unintended acceleration are pending in several consolidated proceedings in federal and state courts, as well as in individual cases in various other states. The judges in the consolidated federal action and the consolidated California state action have approved an Intensive Settlement Process (“ISP”) for such claims in those actions. Under the ISP, all individual claims within the consolidated actions are stayed pending completion of a process to assess whether they can be resolved on terms acceptable to the parties. Cases not resolved after completion of the ISP will then proceed to discovery and toward trial. Toyota has offered the ISP process to plaintiffs in other consolidated actions and in individual cases, as well.

Toyota has been named as a defendant in 33 economic loss class action lawsuits in the United States, which, together with similar lawsuits against Takata and other automakers, have been made part of a multi-district litigation proceeding in the United States District Court for the Southern District of Florida, arising out of allegations that airbag inflators manufactured by Takata are defective. These lawsuits are at an early stage.

Toyota has received a request for information from the SDNY related to statements concerning one or more reported injuries sustained in Toyota vehicles following deployments of Takata airbags. Toyota is cooperating with the request.

Toyota self-reported a process gap in fulfilling certain emissions defect information reporting requirements with the U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board, including updates on its repair completion rates for recalled emissions components and certain other reports concerning emissions related defects. Toyota is involved in discussions with these agencies. The SDNY and EPA have requested certain follow-up information regarding this reporting issue, and Toyota is cooperating with the request.

Toyota also has various other pending legal actions and claims, including without limitation personal injury and wrongful death lawsuits and claims in the United States, and is subject to government investigations from-time-to-time.

Beyond the amounts accrued with respect to all aforementioned matters, Toyota is unable to estimate a range of reasonably possible loss, if any, for the pending legal matters because (i) many of the proceedings are in evidence gathering stages, (ii) significant factual issues need to be resolved, (iii) the legal theory or nature of the claims is unclear, (iv) the outcome of future motions or appeals is unknown and/or (v) the outcomes of other matters of these types vary widely and do not appear sufficiently similar to offer meaningful guidance. Based upon information currently available to Toyota, however, Toyota believes that its losses from these matters, if any, beyond the amounts accrued, would not have a material adverse effect on Toyota’s financial position, results of operations or cash flows.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

6.	Segment data:

The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

The major portions of Toyota’s operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliated companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other businesses.

The following tables present certain information regarding Toyota’s industry or geographic segments and overseas revenues by destination for the first half and the second quarter ended September 30, 2015 and 2016.

Segment operating results -

For the first half ended September 30, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	12,856,840	928,872	305,776	—	14,091,488
Inter-segment sales and transfers	26,091	21,109	245,772	(292,972)	—

Total	12,882,931	949,981	551,548	(292,972)	14,091,488
Operating expenses	11,491,577	784,138	524,313	(291,945)	12,508,083

Operating income	1,391,354	165,843	27,235	(1,027)	1,583,405

For the first half ended September 30, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	11,915,160	853,827	301,546	—	13,070,533
Inter-segment sales and transfers	22,849	17,137	231,306	(271,292)	—

Total	11,938,009	870,964	532,852	(271,292)	13,070,533
Operating expenses	11,000,649	718,768	505,623	(271,372)	11,953,668

Operating income	937,360	152,196	27,229	80	1,116,865

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2015:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	6,458,452	468,957	176,431	—	7,103,840
Inter-segment sales and transfers	13,089	10,722	118,168	(141,979)	—

Total	6,471,541	479,679	294,599	(141,979)	7,103,840
Operating expenses	5,757,750	384,009	279,647	(144,970)	6,276,436

Operating income	713,791	95,670	14,952	2,991	827,404

For the second quarter ended September 30, 2016:

	Yen in millions
	Automotive	Financial Services	All Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	5,897,299	423,718	160,403	—	6,481,420
Inter-segment sales and transfers	11,673	8,335	123,406	(143,414)	—

Total	5,908,972	432,053	283,809	(143,414)	6,481,420
Operating expenses	5,515,053	370,098	266,908	(145,274)	6,006,785

Operating income	393,919	61,955	16,901	1,860	474,635

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Geographic information -

For the first half ended September 30, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,149,579	5,416,766	1,244,296	2,204,258	1,076,589	—	14,091,488
Inter-segment sales and transfers	3,072,596	114,026	65,017	236,834	108,233	(3,596,706)	—

Total	7,222,175	5,530,792	1,309,313	2,441,092	1,184,822	(3,596,706)	14,091,488
Operating expenses	6,263,942	5,255,398	1,279,062	2,196,962	1,117,928	(3,605,209)	12,508,083

Operating income	958,233	275,394	30,251	244,130	66,894	8,503	1,583,405

For the first half ended September 30, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	4,119,205	4,785,406	1,166,278	2,057,926	941,718	—	13,070,533
Inter-segment sales and transfers	2,861,212	90,989	59,639	243,644	104,894	(3,360,378)	—

Total	6,980,417	4,876,395	1,225,917	2,301,570	1,046,612	(3,360,378)	13,070,533
Operating expenses	6,495,708	4,565,136	1,191,392	2,078,779	993,761	(3,371,108)	11,953,668

Operating income	484,709	311,259	34,525	222,791	52,851	10,730	1,116,865

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

For the second quarter ended September 30, 2015:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,142,419	2,635,474	636,733	1,160,467	528,747	—	7,103,840
Inter-segment sales and transfers	1,577,794	54,873	28,556	137,648	59,800	(1,858,671)	—

Total	3,720,213	2,690,347	665,289	1,298,115	588,547	(1,858,671)	7,103,840
Operating expenses	3,237,834	2,541,813	642,897	1,154,082	559,681	(1,859,871)	6,276,436

Operating income	482,379	148,534	22,392	144,033	28,866	1,200	827,404

For the second quarter ended September 30, 2016:

	Yen in millions
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination	Consolidated
Net revenues
Sales to external customers	2,139,769	2,300,602	576,245	994,421	470,383	—	6,481,420
Inter-segment sales and transfers	1,479,238	41,234	27,842	124,492	54,696	(1,727,502)	—

Total	3,619,007	2,341,836	604,087	1,118,913	525,079	(1,727,502)	6,481,420
Operating expenses	3,424,665	2,202,017	578,572	1,023,570	499,528	(1,721,567)	6,006,785

Operating income	194,342	139,819	25,515	95,343	25,551	(5,935)	474,635

“Other” consists of Central and South America, Oceania, Africa and the Middle East.

Revenues are attributed to geographies based on the country location of the parent company or the subsidiary that transacted the sale with the external customer.

Transfers between industry or geographic segments are made at amounts which Toyota’s management believes approximate arm’s-length transactions. In measuring the reportable segments’ income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Overseas revenues by destination -

The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under U.S.GAAP, Toyota discloses this information in order to provide financial statements users with valuable information.

For the first half ended September 30, 2015:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	5,394,689	1,138,140	2,063,518	2,472,122	11,068,469
Consolidated sales	—	—	—	—	14,091,488
Ratio of overseas sales to consolidated sales	38.3%	8.1%	14.6%	17.5%	78.5%

For the first half ended September 30, 2016:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	4,782,618	1,065,043	2,069,144	1,945,550	9,862,355
Consolidated sales	—	—	—	—	13,070,533
Ratio of overseas sales to consolidated sales	36.6%	8.2%	15.8%	14.9%	75.5%

For the second quarter ended September 30, 2015:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,623,311	582,153	1,021,745	1,301,260	5,528,469
Consolidated sales	—	—	—	—	7,103,840
Ratio of overseas sales to consolidated sales	36.9%	8.2%	14.4%	18.3%	77.8%

For the second quarter ended September 30, 2016:

	Yen in millions
	North America	Europe	Asia	Other	Total
Overseas sales	2,303,290	519,262	1,014,710	969,384	4,806,646
Consolidated sales	—	—	—	—	6,481,420
Ratio of overseas sales to consolidated sales	35.5%	8.0%	15.7%	15.0%	74.2%

“Other” consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

7.	Per share amounts:

Reconciliations of the differences between basic and diluted net income attributable to Toyota Motor Corporation per common share for the first half and the second quarter ended September 30, 2015 and 2016 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the first half ended September 30, 2015
Net income attributable to Toyota Motor Corporation	1,258,112
Accretion to Mezzanine equity	(1,235)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,225)

Basic net income attributable to Toyota Motor Corporation per common share	1,255,652	3,143,912	399.39
Effect of dilutive securities
Model AA Class Shares	2,460	17,759
Assumed exercise of dilutive stock options	(16)	1,384

Diluted net income attributable to Toyota Motor Corporation per common share	1,258,096	3,163,055	397.75

For the first half ended September 30, 2016
Net income attributable to Toyota Motor Corporation	946,173
Accretion to Mezzanine equity	(2,425)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(2,473)

Basic net income attributable to Toyota Motor Corporation per common share	941,275	3,025,876	311.08
Effect of dilutive securities
Model AA Class Shares	4,898	47,100
Assumed exercise of dilutive stock options	(4)	636

Diluted net income attributable to Toyota Motor Corporation per common share	946,169	3,073,612	307.84

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted- average common shares	Net income attributable to Toyota Motor Corporation per common share
For the second quarter ended September 30, 2015
Net income attributable to Toyota Motor Corporation	611,718
Accretion to Mezzanine equity	(1,235)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,225)

Basic net income attributable to Toyota Motor Corporation per common share	609,258	3,140,962	193.97
Effect of dilutive securities
Model AA Class Shares	2,460	35,325
Assumed exercise of dilutive stock options	(6)	1,244

Diluted net income attributable to Toyota Motor Corporation per common share	611,712	3,177,531	192.51

For the second quarter ended September 30, 2016
Net income attributable to Toyota Motor Corporation	393,708
Accretion to Mezzanine equity	(1,212)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(1,237)

Basic net income attributable to Toyota Motor Corporation per common share	391,259	3,015,060	129.77
Effect of dilutive securities
Model AA Class Shares	2,449	47,100
Assumed exercise of dilutive stock options	(2)	634

Diluted net income attributable to Toyota Motor Corporation per common share	393,706	3,062,794	128.54

On May 11, 2016, the Board of Directors of the parent company resolved to distribute year-end cash dividends of ¥334,144 million, ¥110 per common share, to common shareholders effective on June 2, 2016. On November 8, 2016, the Board of Directors of the parent company resolved to distribute interim cash dividends of ¥300,331 million, ¥100 per common share, to common shareholders effective on November 29, 2016.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

8.	Fair value measurements:

In accordance with U.S.GAAP, Toyota classifies fair value into three levels of input as follows which are used to measure it.

Level 1:	Quoted prices in active markets for identical assets or liabilities

Level 2:	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; valuation of assets or liabilities using inputs, other than quoted prices, that are observable

Level 3:	Valuation of assets or liabilities using unobservable inputs which reflect the reporting entity’s assumptions

The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis as of March 31, 2016 and September 30, 2016. Transfers between levels of the fair value are recognized at the end of their respective reporting periods:

	Yen in millions
	March 31, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	100,841	915,684	—	1,016,525
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,911,769	1,029,478	10,334	5,951,581
Common stocks	2,558,931	—	—	2,558,931
Other	83,082	68,185	—	151,267
Investments measured at net asset value	—	—	—	197,215
Derivative financial instruments	—	362,388	4,423	366,811

Total	7,654,623	2,975,735	14,757	10,842,330

Liabilities
Derivative financial instruments	—	(242,713)	(1,574)	(244,287)

Total	—	(242,713)	(1,574)	(244,287)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

	Yen in millions
	September 30, 2016
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	27,197	911,320	—	938,517
Time deposits	—	600,000	—	600,000
Marketable securities and other securities investments
Public and corporate bonds	4,722,401	933,768	8,603	5,664,772
Common stocks	2,510,915	—	—	2,510,915
Other	77,538	40,774	—	118,312
Investments measured at net asset value	—	—	—	470,544
Derivative financial instruments	—	290,148	3,404	293,552

Total	7,338,051	2,776,010	12,007	10,596,612

Liabilities
Derivative financial instruments	—	(189,657)	(4,920)	(194,577)

Total	—	(189,657)	(4,920)	(194,577)

Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy.

The following is description of the assets and liabilities measured at fair value, information about the valuation techniques used to measure fair value, key inputs and significant assumptions:

Cash equivalents and time deposits -

Cash equivalents include money market funds and other investments with original maturities of three months or less. Cash equivalents classified in Level 2 include negotiable certificates of deposit with original maturities of three months or less. These are measured at fair value using primarily observable interest rates in the market. Time deposits consist of negotiable certificates of deposit with original maturities over three months. These are measured at fair value using primarily observable interest rates in the market.

Marketable securities and other securities investments -

Marketable securities and other securities investments include public and corporate bonds, common stocks and other investments. Public and corporate bonds include government bonds and represent 37% of Japanese bonds, and 63% of U.S., European and other bonds as of March 31, 2016, and 34% of Japanese bonds, and 66% of U.S., European and other bonds as of September 30, 2016. Listed stocks on the Japanese stock markets represent 90% and 90% of common stocks as of March 31, 2016 and September 30, 2016, respectively. Toyota uses primarily quoted market prices for identical assets to measure fair value of these securities. “Other” includes investment trusts. Generally, Toyota uses quoted market prices for similar assets or quoted non-active market prices for identical assets to measure fair value of these securities. These assets are classified in Level 2.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Derivative financial instruments -

See note 4 to the consolidated financial statements about derivative financial instruments. Toyota primarily estimates the fair value of derivative financial instruments using industry-standard valuation models that require observable inputs including interest rates and foreign exchange rates, and the contractual terms. The usage of these models does not require significant judgment to be applied. These derivative financial instruments are classified in Level 2. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota assesses the reasonableness of changes of the quotes using observable market data. These derivative financial instruments are classified in Level 3. Toyota’s derivative fair value measurements consider assumptions about counterparty and Toyota’s own non-performance risk, using such as credit default probabilities.

The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first half and second quarter ended September 30, 2015 and 2016 were not material.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first half and second quarter ended September 30, 2015 and 2016 were not material.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

9.	Accumulated other comprehensive income:

Changes in accumulated other comprehensive income (loss) are as follows:

	Yen in millions
	Foreign currency translation adjustments	Unrealized gains (losses) on securities	Pension liability adjustments	Accumulated other comprehensive income (loss)
For the first half ended September 30, 2015
Balance at March 31, 2015	(136,090)	1,727,565	(113,930)	1,477,545
Other comprehensive income (loss) before reclassifications	(142,295)	(242,828)	(3,160)	(388,283)
Reclassifications	—	(9,754)	2,625	(7,129)

Other comprehensive income (loss), net of tax	(142,295)	(252,582)	(535)	(395,412)
Less – Other comprehensive income attributable to noncontrolling interests	25,047	5,248	442	30,737

Balance at September 30, 2015	(253,338)	1,480,231	(114,023)	1,112,870

For the first half ended September 30, 2016
Balance at March 31, 2016	(499,055)	1,424,945	(315,122)	610,768
Other comprehensive income (loss) before reclassifications	(554,883)	(189,315)	(6,002)	(750,200)
Reclassifications	—	(2,112)	5,288	3,176

Other comprehensive income (loss), net of tax	(554,883)	(191,427)	(714)	(747,024)
Less – Other comprehensive income attributable to noncontrolling interests	33,504	669	1,291	35,464
Equity transaction with noncontrolling interests and other	(8,626)	9,060	(2,660)	(2,226)

Balance at September 30, 2016	(1,029,060)	1,243,247	(317,205)	(103,018)

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

Reclassifications consist of the following:

	Yen in millions
	For the first half ended September 30, 2015	For the first half ended September 30, 2016	Affected line items in the consolidated statements of income
Unrealized gains (losses) on securities:
	1,221	(8,717)	Financing operations
	(13,966)	198	Foreign exchange gain (loss), net
	(1,440)	4,096	Other income (loss), net

	(14,185)	(4,423)	Income before income taxes and equity in earnings of affiliated companies
	4,431	2,444	Provision for income taxes
	(0)	(133)	Equity in earnings of affiliated companies

	(9,754)	(2,112)	Net income

Pension liability adjustments:
Recognized net actuarial loss	6,325	9,888	*1
Amortization of prior service costs	(2,114)	(1,897)	*1

	4,211	7,991	Income before income taxes and equity in earnings of affiliated companies
	(1,586)	(2,703)	Provision for income taxes

	2,625	5,288	Net income

Total reclassifications, net of tax	(7,129)	3,176

Amounts of reclassifications in parentheses indicate gains in the consolidated statements of income.

*1:	These components are included in the computation of net periodic pension cost.

TOYOTA MOTOR CORPORATION

Notes to Unaudited Consolidated Financial Statements

10.	Significant subsequent events:

Repurchase of shares -

At the Meeting of the Board of Directors held on November 8, 2016, TMC resolved to repurchase its common shares pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied to Article 165, Paragraph 3 of the Companies Act, as set forth below.

Reason for repurchasing shares

To return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment.

Details of matters relating to repurchase

Kind of stock to be repurchased	Common stock of TMC
Number of shares to be repurchased	40,000,000 shares (maximum)
Total purchase price for repurchase of shares	¥200,000 million (maximum)
Method of acquisition	Market purchase through a trust bank
Period of repurchase	From November 15, 2016 to February 14, 2017

Retirement of treasury stock -

At the Meeting of the Board of Directors held on November 8, 2016, TMC resolved to retire its treasury stock pursuant to Article 178 of the Companies Act.

Reason for retiring treasury stock

To relieve concerns regarding the dilution of TMC’s share value due to disposition of treasury stock in the future.

Details of matters relating to retirement

Kind of stock to be retired	Common stock of TMC
Number of shares to be retired	75,000,000 shares
Scheduled date of retirement	November 30, 2016